UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Interim Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ending March 31, 2017

Date:	January 30, 2017
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager-Financial Planning Division / Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the six months ended September 30, 2016

(1) Operating results

(in millions of yen, except per share data)
	For the six months ended September 30,
	2016	2015

Total revenue	2,717,440	2,240,357

Income before income tax expense	1,005,788	510,193

Net income attributable to Mitsubishi UFJ Financial Group	750,883	381,307

Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	55.00	27.34

Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	54.84	27.19

Notes:

1. Comprehensive loss attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2016 and 2015 were ¥73,556 million and ¥64,655 million, respectively.

2. Average number of shares outstanding

	(in thousands of shares)
	For the six months ended September 30,
	2016	2015
Common stock	13,652,274	13,947,620

(2) Financial condition

	(in millions of yen)
	As of September 30,	As of March 31,
	2016	2016
Total assets	288,912,990	292,557,355

Total Mitsubishi UFJ Financial Group shareholders' equity	13,964,064	14,270,625

(3) Cash flows

	(in millions of yen)
	For the six months ended September 30,
	2016	2015
Net cash provided by operating activities	1,507,950	2,229,802
Net cash provided by (used in) investing activities	6,908,631	(5,137,177)
Net cash provided by financing activities	4,070,054	3,199,854
Cash and cash equivalents at end of period	20,973,925	3,651,229

This report is an excerpt of certain highlights from Mitsubishi UFJ Financial Group, Inc.’s semi-annual condensed consolidated financial information under U.S. GAAP that is included in the company’s current report on Form 6-K (the “Semi-annual U.S. GAAP Report”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Semi-annual U.S. GAAP Report includes material disclosure about the company, including its business and other detailed U.S. GAAP financial information. You should read the entire Semi-annual U.S. GAAP Report carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

The company’s financial information for reporting in Japan and for Japanese bank regulatory purposes are prepared in accordance with Japanese GAAP. U.S. GAAP differs in certain respects from Japanese GAAP and accounting principles generally accepted in other jurisdictions. This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company's current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets and realizability of the deferred tax assets are based on assumptions and other estimates such as economic factors, the company’s business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, malfunctions and deficiencies in our IT systems, and natural disasters, cyber-attacks and other external events. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, the Disclosure Book, the Annual Report, the Form 20-F, the reports on Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	As of September 30,	As of March 31,
(in millions of yen)	2016	2016
Assets:
Cash and due from banks	20,973,925	8,656,322
Interest-earning deposits in other banks	37,147,652	41,017,579
Call loans, funds sold, and receivables under resale agreements	5,254,355	8,145,690
Receivables under securities borrowing transactions	6,783,780	6,041,984
Trading account assets	53,855,592	50,825,399
Investment securities:
Available-for-sale securities—carried at fair value	38,094,384	41,226,231
Held-to-maturity securities—carried at amortized cost	3,452,917	3,866,668
Other investment securities	555,820	554,715

Total investment securities	42,103,121	45,647,614

Loans, net of unearned income, unamortized premiums and deferred loan fees	113,341,052	122,790,958
Allowance for credit losses	(925,478)	(1,111,130)

Net loans	112,415,574	121,679,828

Premises and equipment—net	951,971	1,005,905
Accrued interest	298,519	325,373
Customers’ acceptance liability	115,616	132,532
Intangible assets—net	965,007	1,015,150
Goodwill	392,101	454,375
Deferred tax assets	123,909	155,010
Other assets	7,531,868	7,454,594

Total assets	288,912,990	292,557,355

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	20,916,286	20,045,780
Interest-bearing	116,277,028	115,432,472
Overseas offices, principally interest-bearing	40,443,143	45,959,835

Total deposits	177,636,457	181,438,087

Call money, funds purchased, and payables under repurchase agreements	22,189,034	23,503,013
Payables under securities lending transactions	6,448,253	4,710,407
Due to trust account and other short-term borrowings	9,391,817	15,695,882
Trading account liabilities	25,105,049	21,025,012
Obligations to return securities received as collateral	1,884,317	1,919,066
Bank acceptances outstanding	115,616	132,532
Accrued interest	125,928	132,802
Long-term debt	24,323,698	21,959,136
Other liabilities	6,987,852	7,193,151

Total liabilities	274,208,021	277,709,088

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock	2,090,270	2,090,270
Capital surplus	5,957,648	5,958,929
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	4,602,171	3,980,257
Accumulated other comprehensive income, net of taxes	1,480,693	2,301,259
Treasury stock, at cost	(406,289)	(299,661)

Total Mitsubishi UFJ Financial Group shareholders’ equity	13,964,064	14,270,625
Noncontrolling interests	740,905	577,642

Total equity	14,704,969	14,848,267

Total liabilities and equity	288,912,990	292,557,355

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2016	2015
Interest income:
Loans, including fees	997,030	1,020,156
Deposits in other banks	36,982	37,886
Investment securities	187,835	201,240
Trading account assets	212,587	196,241
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	31,224	28,759

Total	1,465,658	1,484,282

Interest expense:
Deposits	165,897	170,578
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	31,379	20,632
Due to trust account, other short-term borrowings, and trading account liabilities	27,338	25,843
Long-term debt	135,631	136,630

Total	360,245	353,683

Net interest income	1,105,413	1,130,599
Credit for credit losses	58,681	7,204

Net interest income after credit for credit losses	1,164,094	1,137,803

Non-interest income:
Fees and commissions income	687,853	729,900
Foreign exchange gains (losses)—net	(20,704)	41,615
Trading account profits (losses)—net	284,845	(284,774)
Investment securities gains—net	127,028	119,808
Equity in earnings of equity method investees—net	128,468	114,252
Other non-interest income	44,292	35,274

Total	1,251,782	756,075

Non-interest expense:
Salaries and employee benefits	555,671	574,221
Occupancy expenses—net	90,369	87,773
Fees and commission expenses	133,243	139,501
Outsourcing expenses, including data processing	123,961	120,996
Depreciation of premises and equipment	47,861	46,237
Amortization of intangible assets	112,576	116,244
Impairment of intangible assets	968	213
Insurance premiums, including deposit insurance	45,936	45,774
Communications	27,843	28,955
Taxes and public charges	45,031	43,804
Other non-interest expenses	226,629	179,967

Total	1,410,088	1,383,685

Income before income tax expense	1,005,788	510,193
Income tax expense	252,472	97,073

Net income before attribution of noncontrolling interests	753,316	413,120
Net income attributable to noncontrolling interests	2,433	31,813

Net income attributable to Mitsubishi UFJ Financial Group	750,883	381,307

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	55.00	27.34
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	54.84	27.19

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2016	2015
Net income before attribution of noncontrolling interests	753,316	413,120
Other comprehensive income (loss), net of tax:
Net unrealized losses on investment securities	(134,423)	(360,855)
Net debt valuation adjustments	866	—
Net unrealized gains on derivatives qualifying for cash flow hedges	19,205	2,683
Defined benefit plans	18,370	(23,592)
Foreign currency translation adjustments	(758,994)	(33,057)

Total	(854,976)	(414,821)

Comprehensive loss	(101,660)	(1,701)

Net income attributable to noncontrolling interests	2,433	31,813
Other comprehensive income (loss) attributable to noncontrolling interests	(30,537)	31,141

Comprehensive loss attributable to Mitsubishi UFJ Financial Group	(73,556)	(64,655)

Loans (Unaudited)

	As of September 30,	As of March 31,
(in millions of yen)	2016	2016
Impaired loans	1,580,645	1,725,150
Other than impaired loans	111,760,407	121,065,808

Total	113,341,052	122,790,958

Allowance for credit losses (Unaudited)

	As of September 30,	As of March 31,
(in millions of yen)	2016	2016
Related to impaired loans	609,286	734,932
Related to other than impaired loans	316,192	376,198

Total	925,478	1,111,130